CERTIFICATE OF AMENDMENT OF CERTIFICATE OF ARTICLES OF INCORPORATION

                                       OF

                              TRUST LICENSING, INC.


Trust Licensing, Inc. (hereinafter called the "corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

         1. The name of the corporation is Trust Licensing, Inc.

         2. The articles of incorporation of the corporation is hereby amended by striking out Article Fourth thereof and by substituting in lieu of said Article Fourth the following new Article Fourth:

                  "FOURTH: The total number of shares of stock of all classes and series the Company shall have the authority to issue is 760,000,000 shares, consisting of (i) 750,000,000 shares of common stock, par value of $0.0001 per share (the "Common Stock"), and (ii) 10,000,000 shares of preferred stock, $0.0001 par value with such powers, designations, preferences, rights and qualifications, limitations or restrictions as may be decided upon by the board of directors of the Company."

         3. The amendment of the articles of incorporation herein certified has been duly adopted in accordance with the provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware. Prompt written notice of the adoption of the amendment herein certified has been given to those stockholders who have not been consented in writing thereto, as provided in
Section 228 of the General Corporation Law of the State of Delaware.


Executed on this 28th day of  April, 2005.

                                 Jeffrey W. Sass, President